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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  InVision Technologies, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  461851107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Mr. Peter Amato, c/o Anaconda Capital Management,
730 Fifth Avenue, 15th Floor, New York, NY 10019, (212) 698-9600


     (Date of Event which Requires Filing of this Statement)

                         August 19, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No. 461851107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Anaconda Opportunity Fund, L.P.   # 13-3073256

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         239,659

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         239,659

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         239,659

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.6%

14. Type of Reporting Person

         PN














































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CUSIP No. 461851107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Anaconda Capital, L.P.   #  13-3736500

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         239,659

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         239,659

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         239,659

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.6%

14. Type of Reporting Person

         PN














































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CUSIP No. 461851107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mitchell J. Kelly   # ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         239,659

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         239,659

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         239,659

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.6%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock (the "Common Stock") of InVision Technologies, Inc. (the "Company"). The Company's principal executive office is located at 3420 E. Third Ave., Foster City, CA 94404.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Anaconda Opportunity Fund, L.P. (the "Partnership"), a New York limited partnership, Anaconda Capital, L.P., ("Anaconda"), a Delaware partnership, and Mitchell J. Kelly (together the "Reporting Persons"). Anaconda is the general partner of the Partnership, and Mr. Kelly is the managing general partner of Anaconda. The principal office of all Reporting Persons is at 730 Fifth Avenue, New York, New York 10019.

         Mr. Kelly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kelly is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Reporting Persons beneficially own 239,659 shares of Common Stock. All 239,659 shares of Common Stock are held by the Partnership over which Anaconda and Mr. Kelly have investment discretion. The 239,659 shares of the Common Stock were acquired through the conversion of a Common Stock Purchase Warrant (the "Warrant") at an aggregate exercise price of $2,173,749.60. 30,000 shares had previously been sold short, and 15,000 shares were purchased from the open market at an aggregate price of $265,000 to partially cover the short sale. The funds for conversion of the Warrant and the purchase of the Common Stock came from the Partnership's own funds.






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Item 4.  PURPOSE OF TRANSACTIONS.

         The shares of Common Stock beneficially owned by the Reporting Perosns were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         As of the date hereof, the Reporting Persons are the beneficial owners of 239,659 shares of Common Stock. Based on information from the Company 4,274,289 shares of Common Stock are believed to be outstanding. Therefore, the Reporting Persons are deemed to beneficially own 5.6% of the outstanding shares of Common Stock. The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that they are currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days.

















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         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

August   , 1996


Anaconda Opportunity Fund, L.P.
By:  Anaconda Capital, L.P.
     General Partner

By: /s/ Mitchell J. Kelly
    __________________________
        Mitchell J. Kelly
    Managing General Partner


Anaconda Capital, L.P.


By: /s/ Mitchell J. Kelly
    __________________________
        Mitchell J. Kelly
    Managing General Partner


Mitchell J. Kelly


/s/ Mitchell J. Kelly
______________________________


















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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

Date               Shares Purchased    Price Per Share
                      or (Sold)        (Not Including Commission)
____               _______________     ______________________


7/25/96                (17,500)             $20.4464

7/26/96                 (2,500)             $21.5000

7/29/96                (10,000)             $29.4275

8/12/96                  7,500              $17.6667

8/13/96                  5,000              $17.6250

8/14/96                  2,500              $17.7500

8/19/96                239,659*              $9.0702**


________________

 * Converted from Common Stock Purchase Warrant.
** Average exercise price per share.

























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